Stradley Ronon Stevens & Young, LLP 2000 K Street, N.W., Suite 700 Washington, D.C. 20006 Telephone 202-822-9611 Fax 202-822-0140 www.stradley.com

Christopher J. Zimmerman, Esq.
(202) 419-8402
czimmerman@stradley.com

June 23, 2021

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention:	Ms. Ashley Vroman-Lee, Esq.

Re:	Bridgeway Funds, Inc. File No. 333-256350

Dear Ms. Vroman-Lee:

On behalf of Bridgeway Funds, Inc. (the “Registrant”), below you will find the Registrant’s responses to the comments conveyed by you on June 9, 2021 with regard to the Registrant’s registration statement on Form N-14 relating to the reorganization involving the Small-Cap Growth Fund (the “Target Fund”) with and into the Small-Cap Value Fund (the “Acquiring Fund” and, collectively, the “Funds”), each a series of the Registrant (the “Registration Statement”).  The Registration Statement was filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 21, 2021, pursuant to Rule 488 under the Securities Act of 1933, as amended (the “Securities Act”).

Below we have provided your comments and the Registrant’s response to each comment.  These responses will be incorporated into a filing to be made pursuant to Rule 497 of the Securities Act.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement.

U.S. Securities and Exchange Commission

1.	Comment: For any document incorporated by reference, the Securities Act of 1933 (“1933 Act”) file number for the Registrant must be included and must comply with Rule 411 of the 1933 Act.

Response: The Registrant has revised the disclosure included in the sections “Introduction” and “Where to find additional information,” to include the following:

The SEC file numbers of the registrant of each Fund’s registration statement, which contain~~s~~ each Fund’s prospectus and related SAI, are 033-72416 and 811-08200.

PROXY STATEMENT/PROSPECTUS: SUMMARY OF KEY INFORMATION
How do the Funds’ expenses compare?
2.	Comment: Please supplementally explain why the pro forma management fee is higher than the management fee for the Target Fund and the Acquiring Fund.

Response: For the fiscal year ended June 30, 2020, the Acquiring Fund had a base management fee rate of 0.60% and a performance adjustment of negative 0.06%, resulting in the management fee, as disclosed in the Expense Table, of 0.54%. For the period ending March 31, 2021, the base management fee rate of the Acquiring Fund remained unchanged at 0.60% but the pro forma performance adjustment was negative 0.01%, resulting in the pro forma management fee, as disclosed in the Expense Table, of 0.59%.

The pro forma management fee increase is a result of the improved relative performance of the Acquiring Fund each quarter from June 30, 2020 to March 31, 2021, resulting in a less negative performance fee adjustment for the period ended March 31, 2021 as compared to the fiscal year ended June 30, 2020.

Registrant has included an additional footnote to the pro forma management fee, which states, “The Acquiring Fund, both before and after the Reorganization, has the same Base Advisory Fee Rate, Performance Adjustment Rate, comparison index, and fee waiver/expense reimbursement rate.  The pro forma management fee for the Acquiring Fund (0.59%) is higher than the management fees for the Acquiring Fund (0.54%) as a result of the improved relative performance of the Acquiring Fund each quarter from June 30, 2020 to March 31, 2021, resulting in a less negative performance fee adjustment for the period ended March 31, 2021 as compared to the fiscal year ended June 30, 2020.”

3.	Comment: With respect to the fee waiver and expense reimbursement, please disclose that it can be changed at any time.

U.S. Securities and Exchange Commission

Response: The Registrant respectfully notes that footnote 1 to the Expense Table states that: “The expense limitation cannot be changed or eliminated without shareholder approval.” The Registrant therefore believes that its current disclosure is satisfactory.

How do the performance records of the Funds compare?
4.
Comment: Please disclose whether the Russell 2000 Value Index will be the pro forma index.

Response: The Russell 2000 Value Index will remain the benchmark index for the Acquiring Fund post-Reorganization.

Registrant has included a parenthetical in the Average Annual Return Table after each index to state, as appropriate, “Performance Benchmark for [Target Fund/Acquiring Fund.]

The Registrant has also revised the disclosure included in the section “Where to find additional information,” as follows:

The performance history of each Fund for certain periods as of March 31, 2021, is shown below.  The table shows how each Fund’s average annual returns for various periods compare with those of a broad measure of market performance. The Target Fund’s performance is compared to the Russell 2000® Growth Index, a sub-set of the Russell 2000® Index, which is an unmanaged, market value weighted index that measures the performance of the 2,000 companies that are between the 1,000th and 3,000th largest in the market with dividends reinvested. The Acquiring Fund’s performance is compared to the Russell 2000® Value Index, which is also a sub-set of the Russell 2000® Index, which will remain the performance benchmark for the Acquiring Fund post-Reorganization. The returns below may not be indicative of a Fund’s future performance.  The Target Fund’s prospectus contains additional performance information under the headings “Performance Information” and “Financial Highlights.” Additional performance information and a discussion of performance are also included in each Fund’s most recent annual and semi-annual report to shareholders.

5.
Comment: Please confirm that the performance information included in the Annual Total Returns table is accurate.

Response: The Registrant confirms that the performance information included in the Annual Total Returns table is accurate as presented.

U.S. Securities and Exchange Commission

PROXY STATEMENT/PROSPECTUS: ADDITIONAL INFORMATION ABOUT THE FUNDS
Comparison of Principal Investment Strategies
6.
Comment: On page 8, the disclosure notes that the Target Fund may engage in active and frequent trading. Please disclose whether the Acquiring Fund also engages in active and frequent trading.

Response: Registrant has revised the disclosure as follows:

The Target Fund may engage in active and frequent trading. The Acquiring Fund does not engage in active and frequent trading.

7.
Comment: With respect to the repositioning costs of the Reorganization, what is the estimated percent of the Target Fund’s portfolio that will be sold?  Depending on the percentage, the Staff may have further comments regarding capital gains tax or brokerage costs. Please also disclose if the Fund or the Adviser will be paying for the repositioning costs.

Response: The Adviser expects that an estimated 60% of the Target Fund will be repositioned as distinct from normal portfolio turnover.

Registrant has further revised the disclosure in “Repositioning Costs” as follows:

The transaction costs incurred in connection with the sale of such portfolio securities following the Reorganization, which will be borne by the Acquiring Fund, is estimated not to be material.

PROXY STATEMENT/PROSPECTUS: THE PROPOSED REORGANIZATION
Board Considerations Regarding the Reorganization
8.
Comment: With respect to the disclosure stating that the Board considered that “The Target Fund and the Acquiring Fund have identical management fees, performance fees and expense caps”, if this is accurate, why did the pro forma management fees go up?

Response: Registrant respectfully refers the staff to the response to Comment 2.  Registrant believes that the added footnote to the Expense Table now explains the reason for the pro forma management fee increase.

Registrant has further revised the disclosure in “Board Considerations Regarding the Reorganization” to the following:

U.S. Securities and Exchange Commission

The Target Fund and the Acquiring Fund have identical ~~management fees~~ Base Advisory Fee Rates, ~~performance fees~~ Performance Adjustment Rates, and expense caps;
9.
Comment: With respect to the disclosure stating that the Board considered “fees and expense caps” and that the performance-based advisory fee structure is “the same”, please includes any discussion that the Board had regarding the higher management fee for the pro forma Fund considering that the advisory fee rate is 5 basis points higher for the pro forma Fund.

Response: Registrant respectfully refers the staff to the response to Comment 2.

Registrant has revised the disclosure in “Board Considerations Regarding the Reorganization” to the following:

In deciding whether to recommend approval of the Proposal to shareholders of the Target Fund, the Board also considered the fees, expense caps and expense ratios of the Target Fund and the Acquiring Fund.  The Board also reviewed the performance-based advisory fee structure of each Fund, and noted that the structure is the same, but that each Fund uses a different market index (i.e., Russell 2000 Growth Index for the Target Fund and the Russell 2000 Value Index for the Acquiring Fund) for purposes of calculating its performance fee adjustment.  The Board considered the effect of recent performance of the Funds’ respective Performance Adjustment on the Base Advisory Fee, but noted that the Funds’ net operating expenses would be the same.

Costs of the Reorganization
10.
Comment:  The Proxy Statement/Prospectus states that the Adviser will bear all costs of the Reorganization (excluding brokerage costs, if any). Please disclose what entity will be paying for the costs of repositioning the Acquiring Fund post-Reorganization.

Response: The section has been updated as follows:

The total estimated cost of the Reorganization is estimated to be $129,389, which includes $6,434 in proxy solicitation costs.  The Adviser will bear all of the costs of the Reorganization (excluding brokerage costs, if any, which will be borne by the Acquiring Fund).  The costs of the Reorganization include legal counsel fees, independent accountant fees, expenses related to the printing and mailing of this Proxy Statement/Prospectus, and fees associated with the proxy solicitation but

U.S. Securities and Exchange Commission

do not include any portfolio transaction costs arising from the Reorganization.

The Registrant has also revised the following disclosure under Additional Information About the Funds:

Repositioning Costs.  The Reorganization may result in the sale of some of the portfolio securities of the Target Fund following the Reorganization as the Acquiring Fund’s portfolio managers align the combined portfolio with the Acquiring Fund’s investment strategy.  The transaction costs incurred in connection with the sale of such portfolio securities following the Reorganization is estimated not to be material.  Such transaction costs, if any, will be borne by the Acquiring Fund.

PROXY STATEMENT/PROSPECTUS: EXHIBIT F
11.
Comment: For the performance information on page 2 of Exhibit F, please update the information to the more current period of March 31, 2021, as is set forth in the Proxy Statement/Prospectus.

Response: The performance information on page 2 of Exhibit F has been updated through March 31, 2021 as requested.

U.S. Securities and Exchange Commission

In connection with the Registrant’s responses to the SEC Staff’s comments on the Registration Statement, as requested by the Staff, the Registrant acknowledges that the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings, notwithstanding any review, comments, action, or absence of action by the Staff.

Please do not hesitate to contact me at (202) 419-8402 or Prufesh R. Modhera at (202) 419-8417, if you have any questions or wish to discuss any of the responses presented above.

Respectfully submitted, /s/ Christopher J. Zimmerman Christopher J. Zimmerman, Esquire

cc:	Tammira Philippe, President, Bridgeway Funds, Inc. Deborah L. Hanna, Secretary, Treasurer, and Chief Compliance Officer, Bridgeway Funds, Inc. Prufesh R. Modhera, Esquire Michael E. Schapiro, Esquire